AMERICAS SILVER CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2016
DATED NOVEMBER 14, 2016

Americas Silver Corporation
Management’s Discussion and Analysis
Table of Contents

Unless otherwise indicated, in this Management Discussion and Analysis all reference to “dollar” or the use of the symbol “$” are to the United States of America dollar and all references to “C$” are to the Canadian dollar. Additionally, percentage changes in this Management Discussion and Analysis are based on dollar amounts before rounding.

Americas Silver Corporation
Management’s Discussion & Analysis
For the three and nine months ended September 30, 2016

Forward-Looking Statements

Statements contained or incorporated by reference in this Management’s Discussion and Analysis (“MD&A”) that are not current or historical factual statements may constitute forward-looking information within the meaning of applicable Canadian securities laws. All statements other than statements of historical fact included in this MD&A that address activities, events or developments that the Company expects or anticipates will or may occur in the future, including without limitation, statements regarding any objectives, expectations, intentions, plans, results, levels of activity, goals or achievements, estimates of mineral reserves and resources, the realization of mineral reserve estimates, the San Rafael prefeasibility study, impairment of mining interests and non-producing properties, the timing and amount of estimated future production, production guidance, costs of production, capital expenditures, costs and timing of development, success of exploration activities, permitting timelines, government regulation of mining operations, environmental risks, the going concern assumption, and the timing and possible outcomes of pending litigation, negotiations or regulatory investigations, including, the final determination of the boundaries of the concessions encompassing the El Cajón deposit are or involve forward-looking statements. Although forward-looking statements contained in this MD&A are based on what management considers to be reasonable assumptions based on information currently available to it, there can be no assurances that actual events, performance or results will be consistent with these forward looking statements, and management’s assumptions may prove to be incorrect. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as “anticipates”, “assumes”, “believes”, “budget”, “could”, “estimates”, “expects”, “forecasts”, “guidance”, “indicates”, “intends”, “likely”, “may”, “objective”, “outlook”, “plans”, “potential”, “predicts”, “scheduled”, “should”, “target”, “trends”, “will”, or “would” or the negative or other variations of these words or other comparable words or phrases. This MD&A, including those set out under “Risk Factors” in this MD&A and any documents incorporated herein by reference, contain forward-looking statements including, but not limited to those relating to the Company. All such forward-looking statements are subject to important risks, uncertainties and assumptions. These statements are forward-looking because they are based on current expectations, estimates and assumptions. It is important to know that: ( i) unless otherwise indicated, forward-looking statements in this MD&A including any documents incorporated herein by reference describe expectations as at the date hereof; ( ii) actual results and events could differ materially from those expressed or implied in the forward-looking statements in this MD&A, including the documents incorporated herein by reference, if known or unknown risks affect the respective businesses of the Company, or if their estimates or assumptions turn out to be inaccurate. As a result, the Company cannot guarantee that the results or events expressed or implied in any forward-looking statement will materialize, and accordingly, you are cautioned not to place undue reliance on these forward-looking statements; and (iii) the Company disclaims any intention and assumes no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason, except in accordance with applicable Canadian securities laws. The Company has made a number of assumptions in making forward-looking statements in this MD&A including any documents incorporated herein by reference.

Management’s Discussion and Analysis

This MD&A of the results of operations, liquidity and capital resources of Americas Silver Corporation (formerly Scorpio Mining Corporation (“Scorpio”)) (“Americas Silver” or the “Company”) constitutes management’s review of the Company’s financial and operating performance for the three and nine months ended September 30, 2016, including the Company’s financial condition and future prospects. Except as otherwise noted, this discussion is dated November 14, 2016 and should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements and the notes thereto for the three and nine months ended September 30, 2016 and 2015, and with the Company’s annual audited consolidated financial statements and the notes thereto for the years ended December 31, 2015 and 2014. The condensed interim consolidated financial statements for the three and nine months ended September 30, 2016 and 2015 are prepared in accordance with International Accounting Standards (“IAS”) 34 under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The Company prepared its latest financial statements in U.S. dollars and all amounts in this MD&A are expressed in U.S. dollars, unless otherwise stated. These documents along with additional information relating to the Company are available on SEDAR at www.sedar.com and on the Company’s website at www.americassilvercorp.com.

1| P a g e

Americas Silver Corporation
Management’s Discussion & Analysis
For the three and nine months ended September 30, 2016

In this report, the management of the Company presents operating highlights for the three months ended September 30, 2016 (“Q3-2016”) compared to the three months ended September 30, 2015 (“Q3-2015”) and for the nine months ended September 30, 2016 (“YTD-2016”) compared to the nine months ended September 30, 2015 (“YTD-2015”) as well as comments on plans for the future. Throughout this MD&A, references to silver equivalent ounces produced are based on metal prices of $14.50 per ounce silver, $0.75 per pound zinc, $0.80 per pound lead, and $2.00 per pound copper for fiscal 2016, and $17.00 per ounce silver, $0.95 per pound zinc, $0.90 per pound lead, and $2.90 per pound copper for fiscal 2015, except as otherwise noted.

The Company included additional disclosure on cost of sales per silver equivalent ounce throughout this MD&A in connection with continuous disclosure reviews performed by the Ontario Securities Commission to provide greater prominence to the Company’s IFRS measures.

Securities regulators encourage companies to disclose forward-looking information to help investors understand a company’s future prospects. This discussion contains statements about the Company’s future financial condition, results of operations and business. See the cover page of this report for more information on forward-looking statements.

The Company was incorporated under the Canada Business Corporations Act on May 12, 1998 and conducts mining exploration, development and production in the Americas. The merger of the Company and U.S. Silver & Gold Inc. (“U.S. Silver”) was completed on December 23, 2014 pursuant to a plan of arrangement under the Business Corporations Act (Ontario).

Overview

The Company has operations in two of the world’s leading silver camps: the Cosalá Operations in Sinaloa, Mexico and the Galena Complex in Idaho, USA.

In Sinaloa, Mexico, the Company operates the 100%-owned producing Nuestra Señora silver-zinc-copper-lead mine located in the Cosalá District. The Company declared commercial production in January 2009 following development of the Nuestra Señora mine and commissioning of the Los Braceros processing facility. The Cosalá area land holdings also host several other known deposits and prospects including the San Rafael zinc-lead-silver project, and the El Cajón silver-copper deposit (“El Cajón Project”), which was put on care and maintenance in January 2015. These properties are located in close proximity to the Los Braceros processing plant. The Company is a significant concession holder in the Cosalá District, with holdings of approximately 25,657 hectares ( “ha”), containing numerous mineral concessions including previously producing mines.

In Idaho, USA, the Company operates the 100%-owned producing Galena Complex acquired through the business combination with U.S. Silver. The Galena Complex’s primary assets are the operating Galena Mine, the Coeur Mine, and the contiguous Caladay development project in the Coeur d’Alene Mining District of northern Idaho. The Galena Complex has recorded production of over 230 million ounces of silver along with associated by-product metals of copper and lead over a modern production history of more than sixty years. The Coeur Mine and Caladay development project have been put on care and maintenance pending an improvement in the silver price.

The Company’s mission is to profitably expand its precious metals production through the development of its own projects and consolidation of complementary projects. The Company’s current strategy is focused on extending the mine life of its current assets profitably and on developing the San Rafael Project.

2 | P a g e

Americas Silver Corporation
Management’s Discussion & Analysis
For the three and nine months ended September 30, 2016

Exploration will continue on prospective targets with an emphasis on the Cosalá District and silver-lead areas at the Galena Complex.

The Company’s management and Board of Directors ( the “Board”) are comprised of senior mining executives who have extensive experience identifying, acquiring, developing, financing, and operating precious metals deposits globally. The head office of the Company is located at 145 King Street West, Suite 2870, Toronto, Ontario, Canada, M5H 1J8. The Company is a reporting issuer in the jurisdictions of Ontario, British Columbia, Alberta, and Quebec, and is listed on the TSX trading under the symbol “USA” and “USAPF” on the OTCQX.

Recent Developments and Operational Discussion

Consolidated Operations

The third quarter of 2016 continued to be a strong quarter for the Company and the precious metals industry in general. During the third quarter, the Company produced 1.2 million consolidated silver equivalent ounces at cost of sales of $9.49/oz. equivalent silver, by-product cash cost of $10.00/oz. silver, and all-in sustaining cost of $12.86/oz. silver. These cost results were a significant improvement over Q3-2015 when it produced cost of sales of $10.76/oz. equivalent silver, by-product cash cost of $12.01/oz. silver, and all-in sustaining cost of $16.47/oz. silver, a 12%, 17%, and 22% improvement, respectively.

The industry saw an increase in the spot silver price from a low of $13.58 per ounce in January 2016 to a third quarter high of $20.71 per ounce in August 2016, a 53% increase. Additionally, the market prices for the Company’s lead and zinc by-product metals significantly increased from considerable lows in Q1-2016; the zinc price rose to $1.08 per pound during the third quarter after starting the year at $0.73 per pound and the lead price increased to $0.95 per pound during the third quarter after starting the year at $0.82 per pound. As a result of strong quarterly performance, and the metal price increases boosting margins, the Company’s liquidity position improved substantially, generating operating cash flow of $2.2 million and net income of $1.0 million during the quarter.

The liquidity position was further enhanced by the approval by the Company’s shareholders of the conversion of subscription receipts for common shares and warrants related to the June 2016 private placements. The receipts were issued as part of a private placement for total gross proceeds of approximately C$11.6 million ($9.0 million). As a result of its enhanced liquidity position, the Company made an early principal repayment of approximately $0.7 million towards its outstanding November 2015 debt facility during Q3-2016, and made an additional early principal repayment on its February 2016 debt facility of approximately $1.3 million in October 2016, subsequent to the quarter-end, for total repayments of $2.0 million. The Company expects to make further principal repayments prior to maturity of existing credit facilities.

The Company made significant progress this quarter advancing its next generation mine, the San Rafael Project (the “Project”), towards commercial production. As previously announced, the Project is expected to deliver average annual production of 1.0 million ounce of silver, 50 million pounds of zinc, and 20 million pounds of lead over a six-year initial mine life at negative all-in sustaining costs based on current reserves. The Company commenced project construction in October 2016 subsequent to Board approval in September 2016. Earthworks are completed, long-term items have been ordered, existing equipment is being refurbished, and ramp development began with the first portal blast on October 1, 2016. The Company is targeting to begin stockpiling ore at the mill at the end of Q2-2017 with commercial production in Q3-2017. The Project is tracking well against its development schedule and is fully permitted to commence production.

The Project is a brownfield development that will utilize certain existing infrastructure at the Cosalá Operations and is expected to have an initial capital cost of approximately $20 million using recent exchange rates. Though the Company has necessary cash on hand to build the Project, in an effort to maintain flexibility and further optimize the Project, management is actively considering non-dilutive

3 | P a g e

Americas Silver Corporation
Management’s Discussion & Analysis
For the three and nine months ended September 30, 2016

financing proposals for a portion of the development costs and has received strong interest from several potential financiers. The Company expects to update the market on this process during the fourth quarter.

For Q3-2016, the Galena Complex had a solid quarter resolving issues experienced from the first half of 2016 and performed at management’s expectations with increased production and improved cash costs and all-in sustaining costs during the quarter. The Company continues to expect the mine to provide consistent, predictable performance for the remainder of 2016. Given the recently improved economic outlook for the asset, and continued drilling and capital development, further areas for improvement have been identified including near-term development opportunities on both the 3200 and 4900 levels of the mine. These projects promise to add further operational flexibility and consistency in the future.

The Nuestra Señora mine at the Cosalá Operations began experiencing ground movements during the week of April 4, 2016 around historic stopes near the mine’s primary access, gradually impairing this access way. Ore production from Nuestra Señora was suspended while development crews established alternate access around the affected area. This work was completed by the end of May 2016 and mining activities with expected results resumed by late June. In Q3-2016, the Nuestra Señora mine returned to expected recovery levels though mining activities began to slow as preparations were made for the cessation of mining at Nuestra Señora in the first half of 2017 as production transitions to other ore sources. Dewatering of El Cajón is well underway with stope development expected to start in November. Production from El Cajón is expected to supplement the Nuestra Señora feed through the first half of 2017 until the Project attains commercial production.

Consolidated Results

	Q3-2016	Q3-2015	YTD-2016	YTD-2015
Revenues ($ M)	$16.8	$12.8	$44.5	$42.1
Silver Produced (oz)	596,855	682,715	1,825,333	2,052,349
Zinc Produced (lbs)	2,183,814	2,626,541	7,817,382	8,572,494
Lead Produced (lbs)	7,991,507	6,572,325	21,790,327	15,838,024
Copper Produced (lbs)	326,639	546,666	798,232	1,733,280
Total Silver Equivalent Produced (oz)[1]	1,195,775	1,270,694	3,542,006	3,665,562
Cost of Sales/Ag Eq Oz Produced ($/oz)	$9.49	$10.76	$9.66	$10.70
Cash Cost/Ag Oz Produced ($/oz)[2]	$10.00	$12.01	$10.33	$12.27
All-In Sustaining Cost/Ag Oz Produced ($/oz)[2]	$12.86	$16.47	$13.06	$16.78
Net Income (Loss) ($ M)	$1.0	$(4.8)	$(2.8)	$(12.1)
Comprehensive Income (Loss) ($ M)	$0.8	$(4.5)	$(3.7)	$(12.2)

[1]

Throughout this MD&A, references to silver equivalent ounces produced are based on prices of $14.50 per ounce silver, $0.75 per pound zinc, $0.80 per pound lead, and $2.00 per pound copper for fiscal 2016, and $17 per ounce silver, $0.95 per pound zinc, $0.90 per pound lead, and $2.90 per pound copper for fiscal 2015.

[2]	Refer to “Non-IFRS Measures: Cash Cost per Ounce and All-In Sustaining Cost per Ounce” section in this MD&A.

During Q3-2016, the Company produced 1,195,775 silver equivalent ounces, including 596,855 ounces of silver, at cost of sales of $9.49/oz. equivalent silver, by-product cash cost of $10.00/oz. silver, and all-in sustaining cost of $12.86/oz. silver. These results compare to 1,270,694 silver equivalent ounces, including 682,715 ounces of silver, at cost of sales of $10.76/oz. equivalent silver, by-product cash cost of $12.01/oz. silver, and all-in sustaining cost of $16.47/oz. silver during Q3-2015, a 6%, 13%, 12%, 17%, and 22% decrease in production of silver equivalent ounces, production of silver ounces, cost of sales per ounce, by-product cash cost per ounce, and all-in sustaining cost per ounce, respectively. During YTD-2016, the Company produced 3,542,006 silver equivalent ounces, including 1,825,333 ounces of silver, at cost of sales of $9.66/oz. equivalent silver, by-product cash cost of $10.33/oz. silver, and all-in sustaining cost of $13.06/oz. silver. These results compare to 3,665,562 silver equivalent ounces, including 2,052,349 ounces of silver, at cost of sales of $10.70/oz. equivalent silver, by-product cash cost of $12.27/oz. silver, and all-in sustaining cost of $16.78/oz. silver during YTD-2015, a 3%, 11%, 10%, 16%, and 22% decrease in production of silver equivalent ounces, production of silver ounces, cost of sales per ounce, by-product cash cost per ounce, and all-in sustaining cost per ounce, respectively.

4 | P a g e

Americas Silver Corporation
Management’s Discussion & Analysis
For the three and nine months ended September 30, 2016

The Company recorded a net income of $1.0 million for the three months ended September 30, 2016 compared to net loss of $4.8 million for the three months ended September 30, 2015. The net income was primarily attributable to higher net revenue on concentrate sales, lower cost of sales, and lower impairment on investment, partially offset by higher interest and financing expense. These variances are further discussed in the following sections.

The Company recorded a net loss of $2.8 million for the nine months ended September 30, 2016 compared to net loss of $12.1 million for the nine months ended September 30, 2015. The improvement in net loss was primarily attributable to higher net revenue on concentrate sales, lower cost of sales, lower depletion and amortization, lower care, maintenance and restructuring costs, and lower corporate general and administrative expenses, partially offset by higher interest and financing expense, and lower income tax recovery. These variances are further discussed in the following sections.

On February 11, 2016, the Company closed a subordinated, secured credit agreement with its two existing lenders for a principal amount of $2.9 million for a term of one year, at an interest rate of 10% per annum, payable on a quarterly basis in cash or shares at the option of the lenders. In connection with the closing of the credit agreement, the Company issued 30,000,000 warrants divided between the lenders where each warrant is exercisable for one common share at an exercise price of C$0.10 for a period of three years, and adjusted the exercise price of 24,321,111 existing warrants already held by the lenders to C$0.10 with all other terms remaining unchanged.

On June 9, 2016 and June 14, 2016, the Company completed private placements of 66,666,667 units and 38,525,000 subscription receipts, respectively, at a price of C$0.30 per unit and per subscription receipt for aggregate gross proceeds of approximately C$31.6 million. On July 20, 2016, the Company received the necessary approvals and completed the exchange of 38,525,000 subscription receipts for units. Each unit from the private placements consisted of one common share and one quarter of one common share purchase warrant where each whole warrant is exercisable for one common share at an exercise price of C$0.39 for a period of five years.

As previously noted, the Company repaid $0.7 million and $1.3 million in principal portions of outstanding credit facilities on September 26, 2016 and October 3, 2016, respectively.

Cosalá Operations

During the first three quarters of 2016, the cost structure of the Cosalá Operations benefited from productivity improvements, implementation of systematic cost controls, and previous reduction in the workforce, though production was impacted by the previously announced ground movement at Nuestra Señora in the second quarter.

5 | P a g e

Americas Silver Corporation
Management’s Discussion & Analysis
For the three and nine months ended September 30, 2016

	Q3-2016	Q3-2015	YTD-2016	YTD-2015
Tonnes Milled	121,875	126,913	373,285	378,147
Silver Grade (g/t)	75	81	83	88
Zinc Grade (%)	1.10	1.21	1.37	1.35
Lead Grade (%)	0.50	0.61	0.56	0.58
Copper Grade (%)	0.21	0.26	0.22	0.28
Silver Recovery (%)	83.0	83.3	79.4	83.9
Zinc Recovery (%)	74.2	77.6	69.9	80.4
Lead Recovery (%)	66.0	81.9	64.3	81.5
Copper Recovery (%)	57.6	64.6	44.5	62.2
Silver Produced (oz)	242,916	274,919	795,044	896,145
Zinc Produced (lbs)	2,183,814	2,626,541	7,817,382	8,572,494
Lead Produced (lbs)	885,560	1,392,400	2,970,388	3,963,152
Copper Produced (lbs)	326,639	473,244	798,232	1,432,906
Total Silver Equivalent Produced (oz)	449,784	576,141	1,473,376	1,829,447
Silver Sold (oz)	255,954	284,868	764,595	909,800
Zinc Sold (lbs)	2,142,465	2,568,797	7,599,887	8,448,369
Lead Sold (lbs)	909,946	1,455,423	3,047,793	4,202,953
Copper Sold (lbs)	337,306	479,667	743,218	1,423,913
Realized Silver Price ($/oz)	$19.62	$14.66	$17.14	$15.88
Realized Zinc Price ($/lb)	$1.06	$0.82	$0.89	$0.92
Realized Lead Price ($/lb)	$0.86	$0.76	$0.81	$0.82
Realized Copper Price ($/lb)	$2.15	$2.36	$2.15	$2.62
Cost of Sales/Ag Eq Oz Produced ($/oz)	$9.67	$10.54	$8.94	$9.35
Cash Cost/Ag Oz Produced ($/oz)[1]	$9.84	$11.05	$8.58	$10.00
All-In Sustaining Cost/Ag Oz Produced ($/oz)[1]	$11.72	$15.43	$10.51	$13.93

1	Refer to “Non-IFRS Measures: Cash Cost per Ounce and All-In Sustaining Cost per Ounce” section in this MD&A.

The Cosalá Operations processed 121,875 tonnes of ore at an average grade of 75 g/t of silver to produce 242,916 ounces of silver at cost of sales of $9.67/oz. equivalent silver, by-product cash cost of $9.84/oz. silver, and all-in sustaining cost of $11.72/oz. silver during Q3-2016, compared to 126,913 tonnes of ore at an average grade of 81 g/t of silver to produce 274,919 ounces of silver at cost of sales of $10.54/oz. equivalent silver, by-product cash cost of $11.05/oz. silver, and all-in sustaining cost of $15.43/oz. silver during Q3-2015, a 4%, 12%, 8%, 11%, and 24% decrease in tonnes of ore milled, ounces of silver produced, cost of sales per ounce, by-product cash cost per ounce, and all-in sustaining cost per ounce, respectively. Silver recovery to concentrate was 83.0% in Q3-2016 (Q3-2015 – 83.3%) .

The Cosalá Operations processed 373,285 tonnes of ore at an average grade of 83 g/t of silver to produce 795,044 ounces of silver at cost of sales of $8.94/oz. equivalent silver, by-product cash cost of $8.58/oz. silver, and all-in sustaining cost of $10.51/oz. silver during YTD-2016, compared to 378,147 tonnes of ore at an average grade of 88 g/t of silver to produce 896,145 ounces of silver at cost of sales of $9.35/oz. equivalent silver, by-product cash cost of $10.00/oz. silver, and all-in sustaining cost of $13.93/oz. silver during YTD-2015, a 1%, 11%, 4%, 14%, and 25% decrease in tonnes of ore milled, ounces of silver produced, cost of sales per ounce, by-product cash cost per ounce, and all-in sustaining cost per ounce, respectively. Silver recovery to concentrate was 79.4% in YTD-2016 ( YTD-2015 –83.9%) .

The cost of sales of $9.67/oz. equivalent silver and $8.94/oz. equivalent silver for Q3-2016 and YTD-2016, respectively, were lower than the cost of sales of $10.54/oz. equivalent silver and $9.35/oz. equivalent silver for Q3-2015 and YTD-2015, respectively, primarily due to lower direct mining costs incurred from workforce reductions during the period. The by-product cash cost of $9.84/oz. silver and $8.58/oz. silver for Q3-2016 and YTD-2016, respectively, were lower than the by-product cash cost of $11.05/oz. silver and $10.00/oz. silver for Q3-2015 and YTD-2015, respectively, primarily due to higher by-product credits as well as staffing reductions resulting from further restructuring of the labour force during the period. The all-in sustaining cost of $11.72/oz. silver and $10.51/oz. silver for Q3-2016 and YTD-2016, respectively, were lower than all-in sustaining cost of $15.43/oz. silver and $13.93/oz. silver for Q3-2015 and YTD-2015, respectively, primarily due to capital spending reductions, including the suspension of the El Cajón Project in Q1-2015.

6 | P a g e

Americas Silver Corporation
Management’s Discussion & Analysis
For the three and nine months ended September 30, 2016

Realized silver prices at $19.62/oz. and $17.14/oz. for Q3-2016 and YTD-2016, respectively ( Q3-2015 and YTD-2015 – $14.66/oz. and $15.88/oz. , respectively), are comparable to the average London silver spot prices of $19.62/oz. and $17.07/oz. for Q3-2016 and YTD-2016, respectively ( Q3-2015 and YTD-2015 – $14.91/oz. and $16.01/oz. , respectively). The realized silver price increased by 34% from Q3-2015 to Q3-2016 and increased by 8% from YTD-2015 to YTD-2016 as silver prices began to improve late in first half of 2016. Realized silver prices is a measurement of gross silver revenues over silver ounces sold during the period, excluding unrealized mark-to-market gains and losses on provisional pricing and treatment and refining charges.

Galena Complex

Since early 2013, the current Americas Silver management has significantly transformed operations at the Galena Complex in response to the decline in precious metals prices. The goal of the transformation was to maintain positive cash flow from operations in low metals price environment. The foundation for this transformation was accomplished by mining higher silver equivalent grade ore at higher tonnage with a reduced workforce. Mine management has been focused on the identification, development and production of sustainable, multi-year, lower cost production by mining the highest value per tonne of ore for the lowest possible operating cost.

	Q3-2016	Q3-2015	YTD-2016	YTD-2015
Tonnes Milled	44,895	40,969	130,293	112,072
Silver Grade (g/t)	258	327	262	340
Lead Grade (%)[1]	7.85	7.52	7.27	6.80
Copper Grade (%)[1]	-	0.52	-	0.58
Silver Recovery (%)	94.9	94.7	93.9	94.5
Lead Recovery (%)	91.5	90.9	90.2	90.2
Copper Recovery (%)	-	97.0	-	96.7
Silver Produced (oz)	353,939	407,796	1,030,289	1,156,204
Lead Produced (lbs)	7,105,947	5,179,925	18,819,939	11,874,872
Copper Produced (lbs)	-	73,422	-	300,374
Total Silver Equivalent Produced (oz)	745,991	694,552	2,068,630	1,836,114
Silver Sold (oz)	345,891	385,267	1,036,852	1,134,116
Lead Sold (lbs)	7,066,725	4,994,634	18,938,233	11,722,387
Copper Sold (lbs)	-	61,846	-	285,368
Realized Silver Price ($/oz)	$19.46	$14.63	$17.15	$15.89
Realized Lead Price ($/lb)	$0.87	$0.78	$0.82	$0.82
Realized Copper Price ($/lb)	-	$2.30	-	$2.59
Cost of Sales/Ag Eq Oz Produced ($/oz)	$9.38	$10.95	$10.17	$12.06
Cash Cost/Ag Oz Produced ($/oz)[2]	$10.10	$12.66	$11.68	$14.04
All-In Sustaining Cost/Ag Oz Produced ($/oz)[2]	$13.63	$17.16	$15.03	$18.99

[1]	Lead and copper grades only refer to grades in silver-lead and silver-copper ores, respectively.
[2]	Refer to “Non-IFRS Measures: Cash Cost per Ounce and All-In Sustaining Cost per Ounce” section in this MD&A.

The Galena Complex processed 44,895 tonnes of ore at an average grade of 258 g/t of silver to produce 353,939 ounces of silver at cost of sales of $9.38/oz. equivalent silver, by-product cash cost of $10.10/oz. silver, and all-in sustaining cost of $13.63/oz. silver during Q3-2016, compared to 40,969 tonnes of ore at an average grade of 327 g/t of silver to produce 407,796 ounces of silver at cost of sales of $10.95/oz. equivalent silver, by-product cash cost of $12.66/oz. silver, and all-in sustaining cost of $17.16/oz. silver during Q3-2015, a 10% increase in tonnes of ore milled, and a 13%, 14%, 20%, and 21% decrease in ounces of silver produced, cost of sales per ounce, by-product cash cost per ounce, and all-in sustaining cost per ounce, respectively. Production of lead during Q3-2016 increased 37% as compared to Q3-2015 as the mine successfully transitioned to a silver-lead mine in 2016. No ore tonnage was processed through the Coeur mill during Q3-2016 (Q3-2015 – 16%).

7 | P a g e

Americas Silver Corporation
Management’s Discussion & Analysis
For the three and nine months ended September 30, 2016

During YTD-2016, the Galena Complex processed 130,293 tonnes of ore at an average grade of 262 g/t of silver to produce 1,030,289 ounces of silver at cost of sales of $10.17/oz. equivalent silver, by-product cash cost of $11.68/oz. silver, and all-in sustaining cost of $15.03/oz. silver, compared to 112,072 tonnes of ore at an average grade of 340 g/t of silver to produce 1,156,204 ounces of silver at cost of sales of $12.06/oz. equivalent silver, by-product cash cost of $14.04/oz. silver, and all-in sustaining cost of $18.99/oz. silver during YTD-2015, a 16% increase in tonnes of ore milled, and a 11%, 16%, 17%, and 21% decrease in ounces of silver produced, cost of sales per ounce, by-product cash cost per ounce, and all-in sustaining cost per ounce, respectively. Production of lead during YTD-2016 increased 58% as compared to YTD-2015 as the mine successfully transitioned to a silver-lead mine in 2016. Approximately 3% of the ore tonnage was processed through the Coeur mill during YTD-2016 (YTD-2015 – 22%).

The cost of sales of $9.38/oz. equivalent silver and $10.17/oz. equivalent silver for Q3-2016 and YTD-2016, respectively, were lower than the cost of sales of $10.95/oz. equivalent silver and $12.06/oz. equivalent silver for Q3-2015 and YTD-2015, respectively, primarily due to reductions in labour, utilities, and repairs during the period. The by-product cash cost of $10.10/oz. silver and $11.68/oz. silver for Q3-2016 and YTD-2016, respectively, were lower than the by-product cash cost of $12.66/oz. silver and $14.04/oz. silver for Q3-2015 and YTD-2016, respectively, and all-in sustaining cost of $13.63/oz. silver and $15.03/oz. silver for Q3-2016 and YTD-2016, respectively, were lower than all-in sustaining cost of $17.16/oz. silver and $18.99/oz. silver for Q3-2015 and YTD-2015, respectively. Despite silver grades being approximately 21% and 23% lower during Q3-2016 and YTD-2016, cash costs declined as direct mining costs (i.e. labour, supplies, utilities, etc.) continued to fall month-to-month on a ore tonnage basis, while increasing by-product credits from the increased production of lead, and capital spending reductions.

Realized silver prices at $19.46/oz. and $17.15/oz. for Q3-2016 and YTD-2016, respectively ( Q3-2015 and YTD-2015 – $14.63/oz. and $15.89/oz. , respectively), are comparable to the average London silver spot prices of $19.62/oz. and $17.07/oz. for Q3-2016 and YTD-2016, respectively ( Q3-2015 and YTD-2015 – $14.91/oz. and $16.01/oz. , respectively). The realized silver price increased by 33% from Q3-2015 to Q3-2016 and increased by 8% from YTD-2015 to YTD-2016 as silver prices began to improve late in first half of 2016. Realized silver prices is a measurement of gross silver revenues over silver ounces sold during the period, excluding unrealized mark-to-market gains and losses on provisional pricing and treatment and refining charges.

Guidance

The Company’s guidance for 2016 was for production of 2.5 – 3.0 million silver ounces and 5.0 – 5.6 million silver equivalent ounces at cash costs of $9.00 – $10.00 per ounce silver and all-in sustaining costs of $11.75 – $12.75 per ounce silver. The Company expects to be closer to the lower end of its production guidance for silver and silver equivalent production, and at the higher end of its cash costs and all-in sustaining costs guidance as a result of the Nuestra Señora ground movement and the investments in exploration at Galena that were not previously budgeted.

Results of Operations

Analysis of the three months ended September 30, 2016 vs. the three months ended September 30, 2015

The Company recorded a net income of $1.0 million for the three months ended September 30, 2016 compared to net loss of $4.8 million for the three months ended September 30, 2015. The net income was primarily attributable to higher net revenue on concentrate sales ($4.0 million), lower cost of sales ($2.3 million), and lower impairment on investment ( $0.5 million), partially offset by higher interest and financing expense ($0.4 million), each of which are described in more detail below.

8 | P a g e

Americas Silver Corporation
Management’s Discussion & Analysis
For the three and nine months ended September 30, 2016

Revenues increased by $4.0 million from $12.8 million for the three months ended September 30, 2015 to $16.8 million for the three months ended September 30, 2016. The increase during the period is primarily due to $1.4 million in increased revenues generated at the Cosalá Operations related to increase in realized prices during the period, plus $2.6 million in increased revenues generated at the Galena Complex from increase in realized prices during the period and increase in lead by-product sales.

Cost of Sales decreased by $2.3 million from $13.7 million for the three months ended September 30, 2015 to $11.3 million for the three months ended September 30, 2016. The decrease is primarily due to a $1.7 million decrease in concentrate inventory sold from the Cosalá Operations resulting in lower cost of sales incurred in Q3-2016 relative to Q3-2015 plus a decrease in direct mining costs from the Cosalá Operations as a result of a decrease in production during the period, plus a $0.6 million or 8% decrease in cost of sales from the Galena Complex from reductions in labour, utilities, and repairs during the period.

Interest and financing expense increased by $0.4 million from $0.2 million for the three months ended September 30, 2015 to $0.6 million for the three months ended September 30, 2016. The increase is primarily due to interest charges, change in fair value, and accretion of deferred financing fees and costs related to higher outstanding credit facilities.

Impairments of investment of $0.5 million was incurred during the three months ended September 30, 2015 primarily due to change in fair value of the Company’s available-for-sale investment in the common shares of Scorpio Gold Corporation.

Analysis of the nine months ended September 30, 2016 vs. the nine months ended September 30, 2015

The Company recorded a net loss of $2.8 million for the nine months ended September 30, 2016 compared to net loss of $12.1 million for the nine months ended September 30, 2015. The improvement in net loss was primarily attributable to higher net revenue on concentrate sales ($2.4 million), lower cost of sales ( $5.0 million), lower depletion and amortization ( $11. million), lower care, maintenance and restructuring costs ($0.9 million), and lower corporate general and administrative expenses ($1.0 million), partially offset by higher interest and financing expense ( $08. million), and lower income tax recovery ($0.7 million), each of which are described in more detail below.

Revenues increased by $2.4 million from $42.1 million for the nine months ended September 30, 2015 to $44.5 million for the nine months ended September 30, 2016. The increase during the period is primarily due to $3.9 million in increased revenues generated at the Galena Complex from increase in realized prices during the period and increase in lead by-product sales partially offset by $1.5 million in decreased revenues generated at the Cosalá Operations related to the ground movement resulting in lower silver equivalent production.

Cost of Sales decreased by $5.0 million from $39.2 million for the nine months ended September 30, 2015 to $34.2 million for the nine months ended September 30, 2016. The decrease is primarily due to a $3.9 million decrease in concentrate inventory sold from the Cosalá Operations resulting in lower cost of sales incurred in YTD-2016 relative to YTD-2015 plus a decrease in direct mining costs incurred from workforce reductions implemented during the period and a decrease in production of approximately 7% related to access issues from ground movements, plus a $1.1 million or 5% decrease in cost of sales from the Galena Complex from reductions in labour, utilities, and repairs during the period.

Depletion and amortization decreased by $1.1 million from $6.5 million for the nine months ended September 30, 2015 to $5.4 million for the nine months ended September 30, 2016. The decrease is primarily due to the lower carrying value of mining interests and plant and equipment from the Cosalá Operations and increased proven and probable reserve estimates.

9 | P a g e

Americas Silver Corporation
Management’s Discussion & Analysis
For the three and nine months ended September 30, 2016

Care, maintenance and restructuring costs decreased by $0.9 million from $1.7 million for the nine months ended September 30, 2015 to $0.8 million for the nine months ended September 30, 2016. The decrease is primarily due to a $1.4 million decrease in care and maintenance costs from the previous suspension of the El Cajón Project in Q1-2015, offset by $0.5 million in corporate and mine restructuring costs incurred during YTD-2016.

Corporate general and administrative expenses decreased by $1.0 million from $4.8 million for the nine months ended September 30, 2015 to $3.8 million for the nine months ended September 30, 2016. The decrease is primarily due to higher salaries, professional fees, and office and general expenses incurred during YTD-2015 as the former U.S. Silver and Scorpio corporate groups were consolidated into the Americas Silver management team.

Interest and financing expense increased by $0.8 million from $0.8 million for the nine months ended September 30, 2015 to $1.6 million for the nine months ended September 30, 2016. The increase is primarily due to interest charges, change in fair value, and accretion of deferred financing fees and costs related to higher outstanding credit facilities.

Income tax recovery decreased by $0.8 million during the nine months ended September 30, 2016 when compared to the nine months ended September 30, 2015 primarily due to increase in net deferred tax liabilities recognized on Mexican mining royalty from the Cosalá Operations.

Summary of Quarterly Results

The following table presents a summary of the consolidated operating results for each of the most recent eight quarters ending with September 30, 2016.

	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
	2016	2016	2016	2015	2015	2015	2015	2014 [1]
Revenues ($ M)	$16.8	$12.8	$14.9	$11.5	$12.8	$15.3	$13.9	$6.8
Net Income (Loss) ($ M)	1.0	(2.1)	(1.7)	(7.2)	(4.8)	(1.5)	(5.9)	(73.5)
Comprehensive Income (Loss) ($ M)	0.8	(2.5)	(2.0)	(11.5)	(4.5)	(1.6)	(6.1)	(72.9)

Silver Produced (oz)	596,855	556,404	672,074	599,677	682,715	661,393	708,241	318,137
Zinc Produced (lbs)	2,183,814	2,081,046	3,552,522	3,075,468	2,626,541	2,692,214	3,253,739	3,329,584
Lead Produced (lbs)	7,991,507	6,677,247	7,121,573	7,067,802	6,572,325	4,618,754	4,646,945	1,771,927
Copper Produced (lbs)	326,639	225,785	245,808	321,616	546,666	541,691	644,923	339,144
Cost of Sales/Ag Eq Oz Produced ($/oz)	$9.49	$10.13	$9.43	$11.11	$10.76	$10.93	$10.44	$11.40
Cash Cost/Ag Oz Produced ($/oz)[2]	$10.00	$11.33	$9.80	$14.38	$12.01	$12.35	$12.46	$11.60
All-In Sustaining Cost/Ag Oz Produced ($/oz)[2]	$12.86	$14.57	$12.00	$18.45	$16.47	$16.70	$17.15	$24.67

Current Assets (qtr. end) ($ M)	$41.1	$38.9	$17.9	$15.8	$19.3	$23.5	$26.9	$36.9
Current Liabilities (qtr. end) ($ M)	13.1	20.8	12.5	10.3	8.3	8.2	12.6	15.8
Working Capital (qtr. end) ($ M)	28.0	18.1	5.4	5.5	11.0	15.3	14.3	21.1

Total Assets (qtr. end) ($ M)	$120.4	$119.3	$98.3	$96.9	$102.0	$105.6	$108.2	$118.6
Total Liabilities (qtr. end) ($ M)	32.4	41.4	33.6	32.0	25.8	26.4	28.7	33.2
Total Equity (qtr. end) ($ M)	88.0	77.9	64.7	64.9	76.2	79.2	79.5	85.4

[1]	Production from Galena Complex operations included since December 23, 2014.
[2]	Refer to “Non-IFRS Measures: Cash Cost per Ounce and All-In Sustaining Cost per Ounce” section in this MD&A.

10 | P a g e

Americas Silver Corporation
Management’s Discussion & Analysis
For the three and nine months ended September 30, 2016

Liquidity

As of September 30, 2016, the Company’s cash totalled $26.6 million, compared to $1.3 million at December 31, 2015. Working capital increased to $28.0 million at September 30, 2016 from $5.5 million at December 31, 2015, an increase of $22.5 million. Current liabilities as at September 30, 2016 were $13.1 million which is $2.8 million higher than at December 31, 2015 mainly due to the reclassification of long-term debt of $4.7 million as a current liability.

The change in cash since December 31, 2015 can be summarized as follows (in millions of U.S. dollars):

Opening cash as at December 31, 2015	$1.3
Cash generated from operations	4.3
Capital expenditures	(3.5)
Care and maintenance costs	(0.3)
Restructuring costs	(0.5)
Proceeds from private placements	23.8
Proceeds from credit facilities	2.9
Proceeds from sale of investments	0.1
Proceeds from exercise of options and warrants	2.0
Payments on credit facilities	(1.0)
Increase in receivables due to timing of shipments	(0.8)
Change in inventories during the period	1.7
Decrease in payables during the period	(3.4)
Closing cash as at September 30, 2016	$26.6

Restructuring costs during the period were primarily due to the severance and restructuring related costs incurred at both corporate and mining segments, and not expected to be significant in future periods.

Effective June 30, 2015, the Company amended the terms of its existing C$8.5 million credit agreement with Royal Capital Management Corporation to extend the maturity from August 2016 to December 2017 and reschedule amortization payments to January 2017 in monthly increments of C$0.5 million, with the balance due and payable on maturity. This amendment shifts the principal repayments of C$2.5 million in 2015 and C$6.0 million in 2016 into fiscal 2017 improving the Company’s liquidity in the near term.

On August 26, 2015, the Company completed a private placement of 11,027,555 units at a price of C$0.18 per unit for aggregate gross proceeds of approximately C$2.0 million. Each unit consisted of one common share and one half of one common share purchase warrant where each whole warrant is exercisable for one common share at an exercise price of C$0.25 for a period of three years.

On November 10, 2015, the Company closed a subordinated, secured credit agreement with a certain lender for a principal amount of $1.0 million for a term of one year, at an interest rate of 12% per annum, payable on a monthly basis beginning on the sixth month following closing. Beginning on the sixth month following the date of issue, the notes issued under the credit agreement will be redeemed in monthly increments of $75,000 ( including the monthly interest payments) with the balance due and payable on maturity.

On February 11, 2016, the Company closed a subordinated, secured credit agreement with its two existing lenders for a principal amount of $2.9 million for a term of one year, at an interest rate of 10% per annum, payable on a quarterly basis in cash or shares at the option of the lenders with the full balance due on maturity.

11 | P a g e

Americas Silver Corporation
Management’s Discussion & Analysis
For the three and nine months ended September 30, 2016

On June 9, 2016 and June 14, 2016, the Company completed private placements of 66,666,667 units and 38,525,000 subscription receipts, respectively, at a price of C$0.30 per unit and per subscription receipt for aggregate gross proceeds of approximately C$31.6 million. On July 20, 2016, the Company received the necessary approvals and completed the exchange of 38,525,000 subscription receipts for units. Each unit from the private placements consisted of one common share and one quarter of one common share purchase warrant where each whole warrant is exercisable for one common share at an exercise price of C$0.39 for a period of five years.

The Company repaid $0.7 million and $1.3 million in principal portions of outstanding credit facilities on September 26, 2016 and October 3, 2016, respectively, with proceeds raised by the private placements above.

The Company operates in a cyclical industry where cash flow has historically been correlated to market prices for commodities. The Company’s cash flow is dependent upon its ability to achieve profitable operations, obtain adequate equity or debt financing, or, alternatively, dispose its non-core properties on an advantageous basis to fund its near term operations, development and exploration plans, while meeting production targets at current commodity price levels. Management evaluates viable financing alternatives to ensure sufficient liquidity including debt instruments, concentrate offtake agreements, sales of non-core assets, private equity financing, and the issuance of equity. As previously stated, the Company may enter into a financing arrangement to support the development of the San Rafael Project. However, the Company believes that it will have sufficient cash flow to fund its 2017 operations and development and exploration plans while meeting production targets at current commodity price levels. In the longer term, as the Cosalá Operations and Galena Complex are optimized and if the outlook for silver prices remains positive, the Company believes that cash flows will be sufficient to fund ongoing operations.

The Company’s financial instruments consist of cash, trade receivables, restricted cash, long-term investments, trade and other payables, credit facilities, and other long-term liabilities. The fair value of these financial instruments approximates their carrying values, unless otherwise noted. The Company is not exposed to significant interest or credit risk arising from financial instruments. The majority of the funds of the Company are held in accounts at major banks in Canada, Mexico and the United States.

The Company’s liquidity has been, and will continue to be, impacted by pension funding commitments as required by the terms of the defined benefit pension plans offered to both its hourly and salaried workers (See note 14 in the audited consolidated financial statements of the Company and the notes thereto for the year ended December 31, 2015). Although both pension plans are under-funded due to actuarial losses incurred from market conditions, the Company intends to fund to the minimum levels required by applicable law. The Company currently estimates total annual funding requirements for both Galena Complex pension plans to be approximately $0.7 million per year for each of the next 5 years, with no further pension contribution spending expected for the remainder of 2016 (as of November 14, 2016).

Capital Resources

The Company’s cash flow is dependent on delivery of its concentrates to market. The Company’s contracts with the concentrate purchasers provide for provisional payments based on timing of concentrate deliveries. The Company has not had any problems collecting payments from smelters in a reliable and timely manner and expects no such difficulties in the foreseeable future. However, this cash flow is dependent on continued mine production which can be subject to interruption for various reasons including fluctuations in metal prices and concentrate shipment difficulties. Additionally, unforeseen cessation in the counterparty’s capabilities could severely impact the Company’s capital resources.

12 | P a g e

Americas Silver Corporation
Management’s Discussion & Analysis
For the three and nine months ended September 30, 2016

The Company made capital expenditures of $3.5 million during the nine months ended September 30, 2016 and $8.2 million for the same period of 2015, of which $3.3 million was spent towards drilling and underground development costs while $0.2 million was spent on purchase of property, plant and equipment. All of these projects are dependent upon the Company maintaining a strong capital position.

The following table sets out the Company’s contractual obligations as of September 30, 2016:

		Less than	3 months		Over 5
	Total	3 months	to 1 year	2-5 years	years
Trade and other payables	$7,411	$6,770	$641	$-	$-
Credit facilities	9,381	-	6,331	3,050	-
Interest on credit facilities	843	271	485	87	-
Leases	569	91	264	214	-
Other long-term liabilities	1,245	-	-	426	819
Total	$19,449	$7,132	$7,721	$3,777	$819

1	- All leases may be cancelled upon proper notice periods by the Company.
2	- Certain of these estimates are dependent on market conditions and assumed rates of return on assets. Therefore, the estimated obligation of the Company may vary over time.

Off-Balance Sheet Arrangements

As of the date of this filing, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company including, without limitation, such considerations as liquidity and capital resources that have not previously been discussed.

Transactions with Related Parties

There were no related party transactions for the three months ended September 30, 2016.

Risk Factors

The Company manages a number of risks to achieve an acceptable level of risk without appreciably hindering its ability to maximize returns. Management has procedures in place to identify and manage significant operational and financial risks. A discussion of risk factors relating to the Company is found under the heading “Risk Factors” in the Company’s Annual Information Form dated March 30, 2016 and its MD&A for the year ended December 31, 2015. Each of the discussions referred to above is incorporated by reference herein. The documents referred to above are available on SEDAR at www.sedar.com.

Accounting Standards and Pronouncements

Accounting standards issued but not yet applied

There have been no new accounting pronouncements issued in the first nine months of 2016 that are expected to impact the Company. For a summary of recent pronouncements, see note 3 in the Company’s condensed interim consolidated financial statements for the three and nine months ended September 30, 2016.

13 | P a g e

Americas Silver Corporation
Management’s Discussion & Analysis
For the three and nine months ended September 30, 2016

Financial Instruments

At December 31, 2014, the Company had foreign exchange derivatives put in place by the Company’s previous management to buy 60 million Mexican pesos extendable month to month at an average exchange rate of 13.13 MXP/USD valued at approximately $4.6 million. At September 30, 2016, the Company had settled all outstanding foreign exchange derivatives resulting in net realized loss of $0.5 million in fiscal 2014 and $0.1 million in fiscal 2015 on these contracts.

Capital Structure

The Company is authorized to issue an unlimited number of common shares, where each common share provides the holder with one vote. As at September 30, 2016, there were 473,809,938 common shares issued and outstanding.

As at November 14, 2016, there were 474,209,938 common shares of the Company issued and outstanding and 21,249,406 options outstanding which are exchangeable in common shares of the Company. The number of common shares issuable on the exercise of warrants is 82,625,527.

Controls and Procedures

Management is responsible for establishing and maintaining disclosure controls and procedures ("DC&P") and internal controls over financial reporting- ("ICFR"), as those terms are defined in National Instrument 52 109 - Certification of Disclosure in Issuers’ Annual and Interim Filings ("NI 52-109").

The Company’s DC&P are designed to ensure that all important information about the Company, including operating and financial activities, is communicated fully, accurately and in a timely way and that they provide the Company with assurance that the financial reporting is accurate.

ICFR means a process by or under the supervision of the Chief Executive Officer ( “CEO”) and Chief Financial Officer (“CFO”) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

As at September 30, 2016, the Company’s CEO and CFO have certified that the DC&P are effective and that during the quarter ended September 30, 2016 the Company did not make any material changes in the ICFR that materially affected or are reasonably likely to materially affect the Company’s ICFR.

The internal controls are not expected to prevent and detect all misstatements due to error or fraud.

Non-IFRS Measures: Cash Cost per Ounce and All-In Sustaining Cost per Ounce

The Company reports cash cost per ounce and all-in sustaining cost per ounce of silver produced, non-IFRS measures, in accordance with measures widely reported in the silver mining industry as a benchmark for performance measurement. Management uses these measures internally to better assess performance trends and understands that a number of investors, and others who follow the Company’s performance, also assess performance in this manner.

These measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures do not have any standardized meaning and may differ from methods used by other companies with similar descriptions. The methods do not include depletion, depreciation, exploration or corporate administrative costs and is therefore not directly reconcilable to costs as reported under International Financial Reporting Standards. All-in sustaining cost is the silver mining industry cash cost plus all development, capital expenditures, exploration spending and mine general administrative costs.

14 | P a g e

Americas Silver Corporation
Management’s Discussion & Analysis
For the three and nine months ended September 30, 2016

Reconciliation of Consolidated Cash Cost per Ounce

	Q3-2016	Q3-2015	YTD-2016	YTD-2015
Direct mining costs (’000)	$11,442	$12,254	$32,943	$37,097
Smelting, refining and royalty expenses (’000)	3,389	3,840	10,037	11,021
	14,831	16,094	42,980	48,118
Less by-product credits (’000)	(8,865)	(7,893)	(24,122)	(22,926)
Total cash costs (’000)	$5,966	$8,201	$18,858	$25,192
Divided by silver produced (oz)	596,855	682,715	1,825,333	2,052,349
Silver cash costs ($/oz)	$10.00	$12.01	$10.33	$12.27

Reconciliation of Cosalá Operations Cash Cost per Ounce

	Q3-2016	Q3-2015	YTD-2016	YTD-2015
Direct mining costs (’000)	$4,385	$4,695	$12,017	$15,174
Smelting, refining and royalty expenses (’000)	1,182	2,196	4,239	6,663
	5,567	6,891	16,256	21,837
Less by-product credits (’000)	(3,176)	(3,854)	(9,432)	(12,876)
Total cash costs (’000)	$2,391	$3,037	$6,824	$8,961
Divided by silver produced (oz)	242,916	274,919	795,044	896,145
Silver cash costs ($/oz)	$9.84	$11.05	$8.58	$10.00

Reconciliation of Galena Complex Cash Cost per Ounce

	Q3-2016	Q3-2015	YTD-2016	YTD-2015
Direct mining costs (’000)	$7,057	$7,559	$20,926	$21,923
Smelting, refining and royalty expenses (’000)	2,207	1,644	5,798	4,358
	9,264	9,203	26,724	26,281
Less by-product credits (’000)	(5,689)	(4,039)	(14,690)	(10,050)
Total cash costs (’000)	$3,575	$5,164	$12,034	$16,231
Divided by silver produced (oz)	353,939	407,796	1,030,289	1,156,204
Silver cash costs ($/oz)	$10.10	$12.66	$11.68	$14.04

Reconciliation of Consolidated All-In Sustaining Cost per Ounce

	Q3-2016	Q3-2015	YTD-2016	YTD-2015
Total cash costs (’000)	$5,966	$8,201	$18,858	$25,192
Capital expenditures (’000)	1,061	2,468	3,434	8,125
Exploration costs (’000)	646	573	1,552	1,118
Total all-in sustaining costs (’000)	$7,673	$11,242	$23,844	$34,435
Divided by silver produced (oz)	596,855	682,715	1,825,333	2,052,349
Silver all-in sustaining costs ($/oz)	$12.86	$16.47	$13.06	$16.78

15 | P a g e

Americas Silver Corporation
Management’s Discussion & Analysis
For the three and nine months ended September 30, 2016

Reconciliation of Cosalá Operations All-In Sustaining Cost per Ounce

	Q3-2016	Q3-2015	YTD-2016	YTD-2015
Total cash costs (’000)	$2,391	$3,037	$6,824	$8,961
Capital expenditures (’000)	181	951	887	3,015
Exploration costs (’000)	276	254	645	508
Total all-in sustaining costs (’000)	$2,848	$4,242	$8,356	$12,484
Divided by silver produced (oz)	242,916	274,919	795,044	896,145
Silver all-in sustaining costs ($/oz)	$11.72	$15.43	$10.51	$13.93

Reconciliation of Galena Complex All-In Sustaining Cost per Ounce

	Q3-2016	Q3-2015	YTD-2016	YTD-2015
Total cash costs (’000)	$3,575	$5,164	$12,034	$16,231
Capital expenditures (’000)	880	1,517	2,547	5,110
Exploration costs (’000)	370	319	907	610
Total all-in sustaining costs (’000)	$4,825	$7,000	$15,488	$21,951
Divided by silver produced (oz)	353,939	407,796	1,030,289	1,156,204
Silver all-in sustaining costs ($/oz)	$13.63	$17.16	$15.03	$18.99

16 | P a g e